SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

Porter Bancorp, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

736233 10 7

(CUSIP Number)

W. Kirk Wycoff Patriot Financial Partners, L.P. Cira Centre 2929 Arch Street, 27th Floor Philadelphia, Pennsylvania 19104 (215) 399-4650	Copies to: Lawrence R. Wiseman, Esq. Blank Rome LLP One Logan Square 130 North 18th Street Philadelphia, PA 19103 (215) 569-5549

(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

    Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 736233 10 7	13D	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 912,135
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 912,135
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 912,135
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 736233 10 7	13D	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 157,568
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 157,568
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,568
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 736233 10 7	13D	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,069,703
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,069,703
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,703
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 736233 10 7	13D	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,069,703
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,069,703
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,703
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 736233 10 7	13D	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,069,703
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,069,703
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,703
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 736233 10 7	13D	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira M. Lubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,069,703
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,069,703
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,703
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 736233 10 7	13D	Page 8 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,069,703
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,069,703
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,703
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 736233 10 7	13D	Page 9 of 18 Pages

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, no par value (the “Common Stock”), of Porter Bancorp, Inc., a Kentucky corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 2500 Eastpoint Parkway, Louisville, KY 40223.  This Schedule 13D has been filed electronically.  Any statements contained in this Schedule 13D concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to this Schedule 13D or otherwise filed with the SEC.  Each such statement is qualified in its entirety by such reference.

Item 2.	Identity and Background

The Schedule is being jointly filed by the parties indentified below.  All of the filers of this Schedule 13D are collectively referred to as the “Patriot Financial Group.” The joint filing agreement of the members of the Patriot Financial Group is filed as Exhibit 1 to this Schedule.

(a)- (c)   The following are members of the Patriot Financial Group:

•	Patriot Financial Partners, L.P., a Delaware limited partnership (the “Patriot Fund”);

•	Patriot Financial Partners Parallel, L.P., a Delaware limited partnership (the “Patriot Parallel Fund” and together with the Patriot Fund, the “Patriot Funds”);

•	Patriot Financial Partners GP, L.P., a Delaware limited partnership and general partner of the Patriot Funds (“Patriot GP”);

•	Patriot Financial Partners GP, LLC, a Delaware limited liability company and general partner of Patriot GP (“Patriot LLC”); and

•	W. Kirk Wycoff, Ira M. Lubert and James J. Lynch as general partners of the Patriot Funds and Patriot GP and as members of Patriot LLC.

The Patriot Funds are private equity funds focused on investing in community banks throughout the United States.  The principal business of Patriot GP is to serve as the general partner and manage the Patriot Funds.   The principal business of Patriot LLC is to serve as the general partner and manage Patriot GP. The principal employment of Messrs. Wycoff, Lubert and Lynch is investment management with each of the Patriot Funds, Patriot GP and Patriot LLC.

CUSIP No. 736233 10 7	13D	Page 10 of 18 Pages

    The business address of each member of the Patriot Financial Group is c/o Patriot Financial Partners, LP, Cira Centre, 2929 Arch Street, 27th Floor, Philadelphia, Pennsylvania 19104.

(d)           During the last five years, no member of the Patriot Financial Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, no member of the Patriot Financial Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each natural person who is a member of the Patriot Financial Group is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

    On June 30, 2010, the Patriot Funds entered into a securities purchase agreement with the Company, as described in Item 6 below (the “Purchase Agreement”) to purchase a total of 842,703 shares of common stock (the “Common Stock”), 227,000 shares of newly issued Series B mandatorily convertible cumulative perpetual preferred stock, $11.50 liquidation preference per share (the “Series B Preferred Stock”), 365,080 shares of newly issued Series C non-voting mandatorily convertible cumulative perpetual preferred stock (the “Series C Preferred Stock”) and warrants (the “Warrants”) exercisable for 717,393 non-voting, mandatorily convertible, common shares of the Company (the “Non-Voting Common Stock”).

    On June 30, 2010, the Patriot Funds closed on purchase of the Common Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Warrants exercisable for Non-Voting Common Stock at an aggregate purchase price of $16,500,004.50, resulting in the beneficial ownership by the Patriot Funds of approximately 9.9% of the Company’s voting securities (assuming conversion of the Series B Preferred Stock to Common Stock).   The Patriot Funds used working capital for the purchase of the Common Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Warrants.

Item 4.	Purpose of Transaction

The Common Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Warrants were acquired for investment purposes.

Except in connection with the Purchase Agreement, described in Item 6 below, no member of the Patriot Financial Group has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Pursuant to the terms of the Purchase Agreement, the Patriot Funds will be entitled to appoint and maintain a representative on each of the Board of Directors of the Company and its banking subsidiary, PBI Bank, a Kentucky banking corporation (the “Bank”), for as long as they beneficially own at least 4.9% of the outstanding shares of the Common Stock on an as-converted basis.  In addition, in lieu of appointing a representative on each of the Board of Directors of the Company and the Bank, the Patriot Funds will be entitled to designate a representative to attend meetings of the Boards of Directors of the Company and the Bank in the capacity of a nonvoting observer as long as they beneficially own at least 4.9% of the outstanding shares of the Common Stock on an as-converted basis.

CUSIP No. 736233 10 7	13D	Page 11 of 18 Pages

Item 5.   Interest in Securities of the Issuer

The percentages used in this Schedule 13D are based upon 8,822,844 outstanding shares of Common Stock as of June 29, 2010, the issuance of 1,755,745 shares of Common Stock on June 30, 2010 and the issuance of  227,000 shares of Series B Preferred Stock on June 30, 2010, which are convertible into 227,000 shares of Common Stock upon receipt of the Shareholder Approvals (as described below in Item 6), resulting in an aggregate of 10,805,589 outstanding shares of Common Stock assuming the conversion of the Series B Preferred Stock.  The percentages used in this Schedule 13D do not include the issuance of 365,080 shares of non-voting Series C Preferred Stock.

    (a) - (b) The Patriot Fund previously owned no shares of Common Stock and the Patriot Parallel Fund previously owned no shares of Common Stock. Pursuant to the Purchase Agreement, the Patriot Fund purchased 718,572 shares of Common Stock and 193,563 shares of Series B Preferred Stock convertible into 193,563 shares of Common Stock and the Patriot Parallel Fund purchased 124,131 shares of Common Stock and 33,437 shares of Series B Preferred Stock convertible into 33,437 shares of Common Stock.

The Patriot Fund possesses shared voting and dispositive power over 718,572 shares of Common Stock and 193,563 shares of Series B Preferred Stock convertible into 193,563 shares of Common Stock and, thus, beneficially owns 912,135 shares, or 8.4% of the outstanding Common Stock (assuming all shares of Series B Preferred Stock are converted into 193,563 shares of Common Stock).  The Patriot Parallel Fund possesses shared voting and dispositive power over 124,131 shares of Common Stock and 33,437 shares of Series B Preferred Stock convertible into 33,437 shares of Common Stock and, thus, beneficially owns 157,568 shares, or 1.5% of the outstanding Common Stock (assuming all shares of Series B Preferred Stock are converted into 33,437 shares of Common Stock).

The Patriot Funds possess shared voting and dispositive power over 842,703 shares of Common Stock and 227,000 shares of Series B Preferred Stock convertible into 227,000 shares of Common Stock and, thus, beneficially own 1,069,703 shares, or 9.9% of the outstanding Common Stock (assuming all shares of Series B Preferred Stock are converted into 227,000 shares of Common Stock).

    Because (i) Messrs. Wycoff, Lubert and Lynch serve as general partners of the Patriot Funds and Patriot GP and as members of Patriot LLC, (ii) Patriot LLC serves as general partner of Patriot GP and (iii) Patriot GP serves as general partner of the Patriot Funds, each of Messrs Wycoff, Lubert and Lynch, Patriot LLC and Patriot GP may be deemed to possess shared voting and dispositive power over the 1,069,703 shares, or 9.9%, of the outstanding Common Stock assuming the  conversion of the Series B Preferred Stock.

CUSIP No. 736233 10 7	13D	Page 12 of 18 Pages

    (c)           Members of the Patriot Financial Group had no transactions in the Common Stock in the last 60 days, except for the execution of the Purchase Agreement.

    (d)          Not applicable.

    (e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 30, 2010, the Company entered into the Purchase Agreement with the Patriot Funds as well as with other additional investors, pursuant to which the investors agreed to invest aggregate of $27 million in cash in the Company through direct purchases of Common Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Warrants (collectively, the “Securities”).  The closing on the purchase of $27 million of the Securities occurred on June 30, 2010.

No investor pursuant to the Purchase Agreement will own more than 9.9% of the Company’s voting securities (or securities that convert into voting securities in the hands of such investor), as calculated under the applicable regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”).  Pursuant to the Purchase Agreement, the Patriot Funds completed its investment of $16,500,004.50 in a single closing on June 30, 2010, resulting in its ownership of approximately 9.9% of the Company’s voting securities.

On June 30, 2010, the Company issued:

•	An aggregate of 1,755,745 shares of Common Stock at a price of $11.50 per share;

•
An aggregate of 227,000 shares of Series B Preferred Stock at a price of $11.50 per share, which shall automatically convert into an aggregate of 227,000 shares of Common Stock upon receipt of the Shareholder Approvals (as defined below);

•
An aggregate of 365,080 shares of Series C Preferred Stock at price of $11.50 per share. The Series C Preferred Stock is a non-voting class of stock substantially similar in priority to the Common Stock, except for a liquidation preference over the Company’s Common Stock.  As a result of the receipt of the Shareholder Approvals, as defined below, the Series C Preferred Stock will automatically convert into Common Stock on a one share for one share basis at such time as, after giving effect to the automatic conversion, the holder of such Series C Preferred Stock (and its affiliates or any other persons with which it is acting in concert or whose holdings would otherwise be required to be aggregated for purposes of the Bank Holding Company Act or the Change in Bank Control Act) holds, directly or indirectly, beneficially less than 9.9% of the number of shares of Common Stock then issued and outstanding.

CUSIP No. 736233 10 7	13D	Page 13 of 18 Pages

•
Warrants exercisable for an aggregate of 1,173,914 shares of Non-Voting Common Stock at a price of $11.50 per share.  The Non-Voting Common Stock is a non-voting class of stock substantially similar in rights and priority to the Common Stock, except that the Non-Voting Common Stock has no voting rights. To the extent issued upon exercise of the Warrants, the Non-Voting Common  Stock will automatically convert into Common Stock on a one share for one share basis at such time as, after giving effect to the automatic conversion, the holder of such Non-Voting Common Stock (and its affiliates or any other persons with which it is acting in concert or whose holdings would otherwise be required to be aggregated for purposes of the Bank Holding Company Act or the Change in Bank Control Act) holds, directly or indirectly, beneficially less than 9.9% of the number of Common Stock then issued and outstanding.

Pursuant to the Purchase Agreement, the Company is required to seek the approval of its shareholders for the issuance of shares of Common Stock in connection with the conversion of the Series B Preferred Stock, for purposes of NASDAQ Marketplace Rule 5635 (the "Shareholder Approvals").  A meeting for the Shareholder Approvals shall be held no later than December 31, 2010.

In connection with the investments the Patriot Funds are entitled to maintain a representative on each of the Board of Directors of the Company and the Bank for so long as they beneficially own at least 4.9% of the Company’s outstanding shares of Common Stock on an as-converted basis.

General Terms of the Preferred Stocks

Description of the Series B Preferred Stock

On June 30, 2010, the Company issued 227,000 shares of Cumulative Mandatory Convertible Perpetual Preferred Stock, Series B (“Series B Preferred Stock”) of the Company. The following is a summary of the material rights, preferences, privileges and restrictions of the Series B Preferred Stock.

Ranking – The Series B Preferred Stock will rank junior to the Company’s Series A Preferred Stock and senior to the Company’s common stock.

Mandatory Conversion Rights – The Series B Preferred Stock is automatically convertible into common stock on the third business day after the date on which the Company’s shareholders approve the conversion of the Series B Preferred Stock to common stock for purposes of Rule 5635 of the NASDAQ Stock Market Rules (“Mandatory Conversion Date”).  If the Mandatory Conversion Date is more than six months after the date the Stock is issued to holders, the holders of Series B Preferred Stock will be paid, in cash, any accrued and unpaid dividends on their shares of Series B Preferred Stock whether or not the Board of Directors of the Company has actually declared payment of dividends.  For each share Series B Preferred Stock converted, the holder will be entitled to receive the number of shares of common stock equal to (1) a quotient of $11.50 per share, divided by (2) $11.50, the conversion price of the shares, subject to adjustment for certain events including stock splits, issuance of stock purchase rights to holders of rights or warrants to common stock, distributions, a self tender or exchange offer by the Company, stock rights plans, and certain other issuances of additional stock.

CUSIP No. 736233 10 7	13D	Page 14 of 18 Pages

Dividends – Each share of Series B Preferred Stock provides for cumulative dividends of ten percent (10%) for a period of six months and (ii) fifteen percent (15%) for each six month period thereafter. If the shareholder approvals described above are received within the first six month period, no dividends will be owed or paid on the Series B Preferred Stock.

Liquidation Rights – Upon the liquidation, dissolution or winding up of the Company, the holders of Series B Preferred Stock are entitled to a liquidation amount equal to the greater of (x) $11.50 per share of Series B Preferred Stock, plus accrued and unpaid dividends, and (y) 110% of the payment or distribution to which holders of Series B Preferred Stock would be entitled if the holders’ shares were converted to common stock, prior to payment of any amounts to holders of the Company’s common stock or junior securities. If the Company’s assets are insufficient to pay the full liquidation preferences in full, then all of the assets to which the holders of the Series B Preferred Stock are entitled will be distributed pro rata among the holders of the Series B Preferred Stock.

Voting Rights – The Series B Preferred Stock is non-voting, except in the limited circumstances described below, or as required by law.

The vote or consent of holders of at least two-thirds of the outstanding Series B Preferred Stock is required for the Company to take the actions below.

•	To authorize stock senior to the Series B Preferred Stock with respect to payment of dividends and/or distribution of assets on liquidation, dissolution or winding up of the Company; or

•
To amend the provisions of the Series B Preferred Stock. If the amendment will adversely affect the rights, powers or privileges of the Series B Preferred Stock, however, the amendment requires the unanimous vote or consent of the holders of the outstanding shares of Series B Preferred Stock.

The consent of holders of the Series B Preferred Stock is not required (i) to make changes to the Series B Preferred Stock to clarify provisions of the Series B Preferred Stock, so long as the clarification does not materially adversely affect the Series B Preferred Stock, or (ii) to make any provisions that are not inconsistent with the provisions of the Series B Preferred Stock.

CUSIP No. 736233 10 7	13D	Page 15 of 18 Pages

Perpetual – The Series B Preferred Stock is perpetual and without maturity subject to conversion to common stock upon certain circumstances.

Non-Redeemable – The Series B Preferred Stock is not redeemable at the option of the Company or the holders of Series B Preferred Stock at any time. The Series B Preferred Stock is not subject to any sinking fund or redemption, repurchase or retirement obligations.

Reorganization Event Rights – Upon the occurrence of a Reorganization Event (as defined below), the holders of the Series B Preferred Stock will have the option to either (i) convert the holder’s shares of Series B Preferred Stock into the kind of securities, cash and other property receivable by the holder in the Reorganization Event of the number of shares of common stock into which the Series B Preferred Stock would be convertible, plus receive an amount in cash equal to any accrued and unpaid dividends, or (ii) be entitled to receive liquidation distributions equal to what the holder would receive in a liquidation of the Company. A “Reorganization Event” includes a merger or consolidation of the Company, a sale of more than 50% of the assets of the Company, a reclassification of the common stock of the Company or a statutory exchange of the outstanding Company common stock other than in a merger or consolidation.

Preemptive Rights – For so long as a holder of the Series B Preferred Stock, together with its affiliates, owns 4.9% or more of the all of the outstanding shares of common stock of the Company, if at any time the Company makes any public or nonpublic offering or sale of common stock or securities convertible into common stock (other than in the normal exercise of a conversion right of a convertible security or pursuant to the grant or exercise of an employee stock plan or as consideration for a non-financing transaction of the Company) (each an offering or sale of “New Securities”), the holder of the Series B Preferred Stock has the option to acquire from the Company, for the same price and on the same terms as offered to other purchasers, up to the amount of New Securities, in the aggregate, required to enable the holder to maintain its proportionate common stock equivalent interest in the Company as held immediately prior to the issuance of New Securities.

Description of Series C Preferred Stock

On June 30, 2010, the Company issued 365,080 shares of Non-Voting Mandatory Convertible Preferred Stock, Series C (“Series C Preferred Stock”) of the Company. The following is a summary of the material rights, preferences, privileges and restrictions of the Series C Preferred Stock.

No Voting Rights – The Series C Preferred Stock has no right to vote on any matter submitted to vote at meeting of the shareholders of the Company except as required by the Kentucky Business Corporation Act, as amended, or as specifically provided in the Company’s Articles of Incorporation.

CUSIP No. 736233 10 7	13D	Page 16 of 18 Pages

Dividends – The Company’s Board of Directors may declare dividends on the Series C Preferred Stock, subject to the preferential dividend rights of any designated preferred series ranking higher than the Series C Preferred Stock and after the Company has complied with any requirement for setting aside sums as sinking funds, or for redemption or purchase accounts. The Board of Directors may not declare any dividend on Series C Preferred Stock unless the Company has declared an equal amount to be paid contemporaneously as a dividend on the common stock of the Company.

Liquidation – Upon the liquidation, dissolution or winding up of the Company, the holders of Series C Preferred Stock are entitled to a liquidation amount equal to the greater of (x) $11.50 per share of Series C Preferred Stock, plus unpaid dividends, and (y) the payment or distribution to which holders of Series C Preferred Stock would be entitled if the holders shares were converted to common stock, prior to payment of any amounts to holders of the Company’s non-voting common stock or common stock. After payment of the liquidation amount, the Series C Preferred Stock will not be entitled to any further participation in any distribution of assets by, and will have no right or claim to any remaining assets of, the Company. If the Company’s assets are insufficient to pay the liquidation preferences in full, then all of the assets to which the Series C Preferred Stock holders are entitled will be distributed pro rata among the holders of the Series C Preferred Stock.

Automatic Conversion – The Series C Preferred Stock is automatically convertible into one share of common stock of the Company upon the earlier of (i) the transfer of the shares of Series C Preferred Stock; provided that, the automatic conversion shall not occur if and to the extent the automatic conversion would result in the transferee and its affiliates (as aggregated pursuant to the Bank Holding Company Act, or the Change in Bank Control Act) becoming, directly or indirectly, the beneficial holder (as determined under the Exchange Act) of greater than 9.9% of the number of shares of outstanding common stock of the Company; and (ii) such time as after the automatic conversion, the holder of the Series C Preferred Stock and its affiliates hold beneficially less than 9.9% of the number of shares of common stock then outstanding, pursuant to the banking and securities laws provided in clause (i).

Adjustments – The one-to-one conversion ratio at which the Series C Preferred Stock converts into common stock is subject to adjustments under the following circumstances:

•	stock dividends, stock splits or combinations of common stock or non-voting common stock into a greater or smaller number of shares; or

•	a merger, consolidation or other reorganization of our Company.

Except with respect to voting rights, liquidation preferences or as specifically provided in the Company’s Articles of Incorporation, the Series C Preferred Stock has the same preferences, limitations and relative rights, and is identical in all respects, to the common stock of the Company.

Description of the Warrants

The Warrants entitle the holders thereof to purchase a total of 1,169,914 shares of non-voting common stock of the Company. The Warrants are exercisable at $11.50 per share. The Warrants expire on the fifth anniversary of the date on which the Company’s shareholders approve a proposal authorizing a new class of non-voting common stock to allow for the exercise of the Warrants (the “Shareholder Approval Date”). The Warrants become exercisable after the Shareholder Approval Date.

To the extent issued upon exercise of the Warrants, the non-voting common stock will automatically convert into common stock on a one share for one share basis at such time as, after giving effect to the automatic conversion, the holder of such non-voting common stock (and its affiliates or any other persons with which it is acting in concert or whose holdings would otherwise be required to be aggregated for purposes of the Bank Holding Company Act or the Change in Bank Control Act) holds, directly or indirectly, beneficially less than 9.9% of the number of Common Stock then issued and outstanding.

CUSIP No. 736233 10 7	13D	Page 17 of 18 Pages

Voting and Support Agreement
In connection with the Purchase Agreement, on June 30, 2010, J. Chester Porter and Maria L. Bouvette entered into a voting and support agreement with the investors under the Purchase Agreement. Mr. Porter and Ms. Bouvette agreed to vote their shares in favor of (i) a proposal to convert the shares of Series B Preferred Stock into common stock; (ii) a proposal to authorize the new class of non-voting common stock and (iii) any proposal to appoint and elect the designee of Patriot Funds (or any successor thereof) to the Board of Directors of the Company.

Registration Rights Agreement
On June 30, 2010, the Company and the investors under the Purchase Agreement entered into a registration rights agreement, under which the Company agreed to file a registration statement within 30 days of the closing with respect to the common stock sold pursuant to the Purchase Agreement, and after receipt of the Shareholder Approvals, with respect to the common stock into which the shares of Series B Preferred Stock or Series C Preferred Stock are convertible, and to use commercially reasonable efforts to make such registration statement become effective. The Company is required to maintain this registration statement continuously in effect until all such shares have been sold or become eligible for sale without restrictions under Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company must pay a monthly penalty of 0.5% of the aggregate purchase price to the holders of registrable securities if (i) the Company fails to file the registration statement within the period set forth above; (ii) the registration statement does not become effective within the earlier of (a) 90 days of the closing (or 120 days if the registration statement is subject to review by the Commission) and (b) the fifth trading day after the Company receives notice that the registration statement will not be subject to further comments by the Commission; (iii) the registration statement ceases to be effective or the holders of registrable securities are unable to utilize the prospectus therein to sell such securities; (iv) the Company delays the disclosure of material nonpublic information for a period of 30 consecutive days (or such delays in the aggregate have exceeded 60 days during any 365 day period); or (v) at any time six months after the closing the Company fails to file its required reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) so that it is not in compliance with Rule 144(c)(1). Furthermore, after the filing of the registration statement as set forth above, the Company must file a registration statement with respect to the Warrants, the non-voting common stock issuable upon exercise of the Warrants, and the common stock issuable upon conversion of the non-voting common stock within 20 days of demand by a holder of such securities. The registration rights are subject to the right of the Company to delay registration to avoid disclosure of material nonpublic information or, in the case of the demand registration rights, to avoid interference with a transaction involving the Company or the Company’s ability to comply with the Securities Act or the Exchange Act. The holders of registrable securities must comply with certain standard provisions facilitating the filing and effectiveness of the registration statement as well.

CUSIP No. 736233 10 7	13D	Page 18 of 18 Pages

Item 7.	Material to Be Filed as Exhibits

1	Joint Filer Statement
2 3 4 ___________	Securities Purchase Agreement* Registration Rights Agreement* Voting and Support Agreement*
*Incorporated by reference to the exhibits to Current Report on Form 8-K dated June 30, 2010 filed by Porter Bancorp with the SEC on July 7, 2010 (Commission Filed No. 001-33033).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 2010

PATRIOT FINANCIAL PARTNERS, L.P.

	By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS GP, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS GP, LLC

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member

/s/ W. Kirk Wycoff
W. Kirk Wycoff

/s/ Ira M. Lubert
Ira M. Lubert

/s/ James J. Lynch
James J. Lynch